EXHIBIT 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

CPI Card Group Inc. (“CPI,” “we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock is based upon our Third Amended and Restated Certificate of Incorporation, as amended by that certain Certificate of Amendment dated December 18, 2017 (as amended, the “Articles of Incorporation”) and our Second Amended and Restated Bylaws (the “Bylaws”). The summary is not complete, and is qualified in its entirety by reference to our Articles of Incorporation and our Bylaws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law (“DGCL”) for additional information.

Authorized Shares of Capital Stock

Our authorized capital stock consists of one hundred million (100,000,000) shares of common stock, $0.001 par value, and one hundred thousand (100,000) shares of preferred stock, $0.001 par value. As of December 31, 2019, there were 11,224,191 shares of CPI common stock issued and outstanding and no shares of CPI preferred stock issued and outstanding. The outstanding shares of our common stock are duly authorized, validly issued, fully paid, and nonassessable.

Listing

Our common stock is traded on the OTCQX® Best Market as well as listed and traded on the Toronto Stock Exchange under the symbol “PMTS.”

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors; provided, however, that, holders of common stock, shall not be entitled to vote on any amendment to the Articles of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock, if the holders of such affected series are entitled to vote thereon. Our common stock does not have cumulative voting rights.

Dividend Rights

Subject to any preferential dividend rights granted to the holders of any shares of our preferred stock that may at the time be outstanding, holders of our common stock are entitled to receive equally, on a per share basis, such dividends as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends.

Liquidation Rights

Subject to any preferential rights of outstanding shares of preferred stock, holders of our common stock are entitled to share pro rata, upon any liquidation or dissolution of CPI, in all remaining assets legally available for distribution to stockholders.

Other Rights and Preferences

Our common stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Special meetings of stockholders may be called by the Company’s Secretary at the request of stockholders holding a majority of the outstanding stock entitled to vote at the meeting. Holders of our common stock may also act by written consent, subject to certain provisions in the Seventh Article of the Articles of Incorporation, as summarized below.

Transfer Agent and Registrar

EQ Shareowner Services is the transfer agent and registrar for our common stock.  TSX Trust is the Canadian transfer agent acting as co-agent for our common stock on the Toronto Stock Exchange.

Certain Anti-Takeover Effects

Certain provisions of our Articles of Incorporation and Bylaws may be deemed to have an anti-takeover effect, as follows:

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before meetings of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders or at a special meeting of stockholders and specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before meetings of stockholders or from making nominations for directors at meetings of stockholders if the proper procedures are not followed.

Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock and preferred stock available for issuance under our Articles of Incorporation could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.

Interested Stockholder Transactions. Pursuant to the Ninth Article of the Articles of Incorporation, the Company may not engage in any Business Combination (as defined therein) with any Interested Stockholder (as defined therein) for a period of three years following the time that such stockholder became an Interested Stockholder, subject to the terms and exceptions set forth in the Articles of Incorporation.

Issuance of Preferred Stock. Pursuant to our Articles of Incorporation, the board of directors has authority to issue preferred stock from time to time and to fix and determine, by resolution, the par value, voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including specifically, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of preferred stock (or the entire class of preferred stock if none of such shares have been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof.

Limitations on Stockholder Ability to Act by Written Consent and to Call Meetings. Pursuant to the Seventh Article of the Articles of Incorporation, from and after the Trigger Date (as defined therein), any action required or permitted to be taken by CPI’s stockholders may be effected only at a duly called annual or special meeting of CPI’s stockholders and the power of stockholders to consent in writing without a meeting is specifically denied. After the Trigger Date, special meetings of stockholders of CPI may be called only by or at the direction of the board of directors pursuant to a written resolution adopted by the affirmative vote of the majority of the total number of directors that CPI would have if there were no vacancies.

Removal of Directors. Pursuant to the Fifth Article of the Articles of Incorporation, and subject to the rights of the holders of any series of preferred stock then outstanding, (i) prior to the Trigger Date, directors may be removed with or without cause upon the affirmative vote of stockholders representing at least a majority of the voting power of the then outstanding shares of voting stock, voting together as a single class and (ii) on and after the Trigger Date, directors may only be removed for cause and only upon the affirmative vote of stockholders representing at least 75% of the voting power of the then outstanding shares of voting stock, at a meeting of our stockholders called for that purpose. Any director may resign at any time upon written notice to CPI.